

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 12, 2013

Via E-mail
Charles Todd
President and Chief Executive Officer
Sport Stix Inc.
18101 Von Karman Avenue #140-121
Irvine, CA 92612

> **Re: Sport Stix Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 29, 2013**
> **File No. 333-186355**

Dear Mr. Todd:

We have reviewed your amended registration statement and letter both filed March 29, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 2. For the sake of clarity, please further revise your filing to consistently refer to the company as "Sport Stix Inc." and your product as "Sport Stix." We note, for example, that you refer to the company as both "Sport Stix Inc." and "Sports Stix" in the first paragraph on the cover page of your prospectus and on page 11 in the second paragraph under "Description of Business."

Risk Factors, page 4

"We will require additional capital in order to achieve commercial success…," page 4

2. We note your revised disclosure in response to our prior comment 8, however you have not included an estimate of how long you believe it will take for you to achieve break-

even cash flow and profitable operations or obtain a substantial market share in Southern California. Please further revise your disclosure.

"Our securities are not traded on any market or securities exchange…," page 6

3. We note your response to our prior comment 13. Please further revise your disclosure to describe any substantive criteria that must be satisfied in order for FINRA to approve an application for quotation and the Depository Trust Company to permit your stock to be entered into the trading systems of broker-dealers.

Dilution, page 8

4. Please refer to prior comment 16. Please provide this disclosure as of January 31, 2013. Also, confirm the amount of assumed offering expenses, which appear to be $40,000 as indicated on the first Prospectus page.

Description of Securities, page 10

5. We note your response to our prior comment 18. Your disclosure on page 10 only describes the voting threshold for election of the Board of Directors. Please expand your disclosure to include the statement included in your response which indicates that a vote of the majority of the outstanding shares is required to pass all other actions voted upon by shareholders.

Description of Business, page 10

6. Please expand your disclosure to provide a concise and consolidated discussion of your proposed development timeline including:

- Your current manufacturing capabilities and any plans to improve or increase manufacturing capabilities;

- Your current supply arrangements and sources and your plans to identify and contract with suppliers; and

- Your proposed estimate of how long you believe it will take for you to achieve break-even cash flow and profitable operations and obtain a substantial market share in Southern California

Your discussion should include sufficient narrative disclosure such that an investor can understand your current capacity and operations as well as your planned capacity and operations and how you will position yourself to achieve such plans. Where you do not have established plans or agreements, please so state.

7. Please describe the main components of your Sport Stix concentrated powder, the source and quantity of electrolytes in your powder, and the manufacturing process for Sports Stix.

Distribution, page 12

8. Please expand your disclosure to include a statement that you have had no sales of your product to date.

Government Regulation, page 12

9. Your disclosure simply lists the governing bodies that regulate food, beverage and drug items at the state and federal level but still fails to discuss the nature and application of the state and federal regulations and how they may affect your business. Please expand your disclosure to discuss with greater specificity the regulations to which the company is subject and how such regulations will affect Sport Stix, Inc. and the development of your business.

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 13

Capital Resources and Financial Condition, page 13

10. You did not provide a response to our prior comment 32. Please expand your disclosure to clarify whether you have a written lending agreement with Hallmark Venture Group and identify Hallmark Venture Group as an affiliate.

Security Ownership of Certain Beneficial Owners and Management, page 16

11. Your response indicates that you have revised the beneficial ownership chart in response to our prior comment 34. However, the disclosure does not appear to have been revised. Please indicate whether the Percent of Total Outstanding After Offering is based upon the assumed sale of 100% or 50% of the shares to be offered.

Financial Statements
Note 2—Summary of Significant Accounting Policies, page F-7

12. Please provide the disclosure required by Instruction 2 to Rule 8-03 of Regulation S-X.

Note 4—Related Party Transactions, page F-11

13. Please explain to us your basis for recognizing $247,000 of stock compensation expense in the three months ended January 31, 2013, associated with the one million shares issued on January 29, 2013 to US Affiliated for services it will perform over the next 12 months.

14. Please refer to prior comment 35. On page F-9, you refer to a "previously disclosed methodology" for determining stock compensation expense. Please disclose this methodology and the related assumptions, particularly those factors considered in determining your current estimated IPO price of $0.50 per share, such as the projections developed by Charles Todd and the risks warranting the 90% reduction of projected profits. If you are unable to progressively bridge from your initial fair market value of $0.25 per share to your estimated IPO price, revise your disclosure to explain the circumstances prohibiting you from providing this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Senior Staff Accountant, at (202) 551-4364 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Daniel Greenspan, Legal Branch Chief, at (202) 551- 3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Dennis Brovarone, Esq.